 Filed Pursuant to Rule 424(b)(7)

Registration No. 333-233829

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated October 2, 2019)

500,000 Shares of Common Stock

KUSHCO HOLDINGS, INC.

This prospectus supplement No. 1 (this “Supplement”) supplements, updates and amends certain information contained in the prospectus dated October 2, 2019 (the “Prospectus”), covering the registration for resale by the selling stockholders named in the Prospectus of 500,000 shares of our common stock issuable upon the exercise of the warrants described in the Prospectus by the selling stockholders named in the Prospectus.

You should read this Supplement in conjunction with the Prospectus. This Supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements thereto. This Supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus.

The purpose of this Supplement is solely to amend and restate the information under the caption “Selling Stockholders” beginning on page 16 of the Prospectus to reflect certain transfers from certain selling stockholders previously identified in the Prospectus to other parties who as a result of such transfers are being added or substituted as selling stockholders.

Our common stock is listed on the OTCQX under the symbol “KSHB.” On October 22, 2019, the last reported sales price for our Common Stock was $1.42 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 7 of the Prospectus, any applicable prospectus supplement and in any applicable free writing prospectuses, and under similar headings in the documents that are incorporated by reference into the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or DETERMINED IF THIS SUPPLEMENT IS TRUTHFUL OR COMPLETE. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 23, 2019.

SELLING STOCKHOLDERS

The shares of common stock being offered by the Selling Stockholders are those issuable to the Selling Stockholders upon exercise of the Warrants. For additional information regarding the issuance of those warrants, see “Prospectus Summary—Private Placement of Warrants” on page 4 of the Prospectus. We are registering the shares of common stock in order to permit the Selling Stockholders to offer the shares for resale from time to time. Except for the ownership of the warrants issued pursuant to the Subscription Agreement and the Selling Stockholders acting as lenders under the Credit Facility, the Selling Stockholders have not had any material relationship with us within the past three years.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder, based on its ownership of the Warrants, as of October 23, 2019, assuming exercise of all Warrants held by the Selling Stockholders on that date, without regard to any limitations on exercise.

The third column lists the shares of Common Stock being offered under the Prospectus by the Selling Stockholders.

In accordance with the terms of the Registration Rights Agreement with the Selling Stockholders, the Prospectus generally covers the resale of at least the maximum number of shares of Common Stock issued and issuable upon exercise of the Warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the number of shares of Common Stock issuable upon exercise of the Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by the Prospectus. The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to the Prospectus.

Pursuant to the terms of the Warrants, a Selling Stockholder may not exercise the Warrants to the extent such exercise would cause such Selling Stockholder, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of Common Stock issuable upon exercise of the Warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering(1)		Maximum Number of Shares of Common Stock to be Sold Pursuant to the Prospectus(1)	Number of Shares of Common Stock Owned After Offering(2)
Monroe Capital Private Credit Fund III LP	176,274	(3)	176,274	0
Monroe Capital Private Credit Fund III (Unleveraged) LP	41,880	(4)	41,880	0
Monroe Private Credit Fund A LP	103,572	(5)	103,572	0
Monroe Capital Private Credit Fund I LP	42,857	(6)	42,857	0
Monroe (NP) U.S. Private Debt Fund LP	39,286	(7)	39,286	0
Monroe Capital Private Credit Fund III (Lux) Financing Holdco LP	70,072	(8)	70,072	0
Monroe Capital Fund SV S.a.r.l. - Fund III (Unleveraged) Compartment	26,059	(9)	26,059	0

(1)	Assumes the exercise for cash of all of the Warrants held by the Selling Stockholders that are currently exercisable, irrespective of limitations on conversion or exercise, as applicable.

(2)	Based on 107,360,577 shares of Common Stock outstanding as of October 23, 2019. Represents the number of shares of Common Stock that will be beneficially owned by the Selling Stockholder after completion of this offering based on the assumptions that (i) all of the shares of Common Stock registered for resale by the registration statement of which the Prospectus is a part will be sold and (ii) no other shares of Common Stock will be acquired or sold by the Selling Stockholder before completion of this offering. However, the Selling Stockholder may sell all, part or none of its shares of Common Stock offered pursuant to the Prospectus and may sell all, part or none of its Common Stock pursuant to one or more exemptions from the registration provisions of the Securities Act.

(3)	Reflects 176,274 shares of Common Stock issuable upon exercise of Warrants held by Monroe Capital Private Credit Fund III LP. Monroe Capital Management Advisors LLC acts as the investment manager of Monroe Capital Private Credit Fund III LP. Theodore Koenig serves as the Chief Executive Officer of Monroe Capital Management Advisors LLC. The Selling Stockholder’s address is c/o Monroe Capital LLC, 311 S. Wacker Drive, 64th Floor, Chicago, IL 60606.

(4)	Reflects 41,880 shares of Common Stock issuable upon exercise of Warrants held by Monroe Capital Private Credit Fund III (Unleveraged) LP. Monroe Capital Management Advisors LLC acts as the investment manager of Monroe Capital Private Credit Fund III (Unleveraged) LP. Theodore Koenig serves as the Chief Executive Officer of Monroe Capital Management Advisors LLC. The Selling Stockholder’s address is c/o Monroe Capital LLC, 311 S. Wacker Drive, 64th Floor, Chicago, IL 60606.

(5)	Reflects 103,572 shares of Common Stock issuable upon exercise of Warrants held by Monroe Private Credit Fund A LP. Monroe Capital Management Advisors LLC acts as the investment manager of Monroe Private Credit Fund A LP. Theodore Koenig serves as the Chief Executive Officer of Monroe Capital Management Advisors LLC. The Selling Stockholder’s address is c/o Monroe Capital LLC, 311 S. Wacker Drive, 64th Floor, Chicago, IL 60606.

(6)	Reflects 42,857 shares of Common Stock issuable upon exercise of Warrants held by Monroe Capital Private Credit Fund I LP. Monroe Capital Management Advisors LLC acts as the investment manager of Monroe Capital Private Credit Fund I LP. Theodore Koenig serves as the Chief Executive Officer of Monroe Capital Management Advisors LLC. The Selling Stockholder’s address is c/o Monroe Capital LLC, 311 S. Wacker Drive, 64th Floor, Chicago, IL 60606.

(7)	Reflects 39,286 shares of Common Stock issuable upon exercise of Warrants held by Monroe (NP) U.S. Private Debt Fund LP. Monroe Capital Management Advisors LLC acts as the investment manager of Monroe (NP) U.S. Private Debt Fund LP. Theodore Koenig serves as the Chief Executive Officer of Monroe Capital Management Advisors LLC. The Selling Stockholder’s address is c/o Monroe Capital LLC, 311 S. Wacker Drive, 64th Floor, Chicago, IL 60606.

(8)	Reflects 70,072 shares of Common Stock issuable upon exercise of Warrants held by Monroe Capital Private Credit Fund III (Lux) Financing Holdco LP. Monroe Capital Management Advisors LLC acts as the investment manager of Monroe Capital Private Credit Fund III (Lux) Financing Holdco LP. Theodore Koenig serves as the Chief Executive Officer of Monroe Capital Management Advisors LLC. The Selling Stockholder’s address is c/o Monroe Capital LLC, 311 S. Wacker Drive, 64th Floor, Chicago, IL 60606.

(9)	Reflects 26,059 shares of Common Stock issuable upon exercise of Warrants held by Monroe Capital Fund SV S.a.r.l. - Fund III (Unleveraged) Compartment. Monroe Capital Management Advisors LLC acts as the investment manager of Monroe Capital Fund SV S.a.r.l. - Fund III (Unleveraged) Compartment. Theodore Koenig serves as the Chief Executive Officer of Monroe Capital Management Advisors LLC. The Selling Stockholder’s address is c/o Monroe Capital LLC, 311 S. Wacker Drive, 64th Floor, Chicago, IL 60606.